Exhibit 21.1
List of Subsidiaries of Tableau Software, Inc.

Subsidiary	Incorporation
Tableau Japan K.K.	Japan
Tableau Canada Co.	Canada
Tableau International Company	Ireland
Tableau Software UK Ltd.	United Kingdom
Tableau Germany GmbH	Germany
Tableau Asia Pacific Pte. Ltd.	Singapore
Tableau Holdings Company	Ireland
Tableau Australia Pty. Ltd.	Australia
Tableau India Pvt. Ltd.	India